UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM ___________ TO _____________

COMMISSION FILE NUMBER 1-12001

TDY INDUSTRIES, INC. PROFIT SHARING PLAN
FOR CERTAIN EMPLOYEES OF METALWORKING PRODUCTS
(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479
(Address of Plan and principal executive offices of Issuer)

Financial Statements and Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products
Year ended December 31, 2007

Financial Statements
And Supplemental Schedule
TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Year ended December 31, 2007
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Financial Statements
and Supplemental Schedule
Year ended December 31, 2007
(Unaudited)

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statements of Net Assets Available for Benefits
(Unaudited)

	December 31
	2007	2006

Investments at fair value:
Interest in registered investment companies	$1,491,867	$1,338,354
Interest in common collective trusts	1,381,358	3,300
Interest in synthetic investment contracts	816,800	—
Corporate common stocks	439,795	839,878
Participant loans	285,953	333,776
Interest-bearing cash	42,953	—
Interest in Allegheny Master Trust	—	1,929,732

Total investments at fair value	4,458,726	4,445,040

Receivables	1,342	190
Payables	—	(2,017)

Net assets available for benefits at fair value	4,460,068	4,443,213
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,924	16,239

Net assets available for benefits	$4,462,992	$4,459,452

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Statement of Changes in Net Assets Available for Benefits
(Unaudited)
Year ended December 31, 2007

Contributions:
Employer	$221,458
Employee	283,607

Total contributions	505,065

Investment income:
Net gain from interest in Allegheny Master Trust	97,592
Interest income	32,624
Net gain from interest in registered investment companies	25,434
Net gain from interest in common collective trusts	13,240
Net unrealized/realized loss on corporate common stocks	(4,425)
Dividend income	2,281
Other income	7,895

Total investment income	174,641

679,706

Distributions to participants	(675,416)
Administrative expense and other, net	(750)

(676,166)

Net increase in net assets available for benefits	3,540
Net assets available for benefits at beginning of year	4,459,452

Net assets available for benefits at end of year	$4,462,992

See accompanying notes.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements
December 31, 2007
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Accounting Pronouncement
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value.
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value except for its benefit-responsive investment contracts, which are valued at contract value (see Note 3). Quoted market prices are used to value investments. Units of registered investment companies are valued at the net asset value of shares held by the Plan at year end. The fair value of the participation units in common collective trusts is based on quoted redemption value on the last business day of the Plan’s year-end. Participant loans are valued at their outstanding balances, which approximate fair value.
Fully benefit-responsive guaranteed investment contracts (GICs) and in synthetic investment contracts (SICs) are stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Fair value of the GICs is estimated by discounting the weighted average cash flows at the then-current interest

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
crediting rate for a comparable maturity investment contract. Fair value of the SICs is estimated based on the fair value of each contract’s supporting assets at December 31, 2007 and 2006. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Standish Mellon Stable Value Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
2. Description of the Plan
The TDY Industries, Inc. Profit Sharing Plan for Certain Employees of Metalworking Products (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. The respective employing companies, which are affiliates of Allegheny Technologies Incorporated (ATI, the Plan Sponsor), will match 100% up to the first 3% of employee contributions and 50% of the next 2% of employee contributions. In addition, profit sharing contributions can be made to participant accounts at the employing company’s discretion. Unless otherwise specified by the participant, all contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Fund 2020). The Plan allows participants to direct their contributions, and contributions made on their behalf to any of the investment alternatives.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
2. Description of the Plan (continued)
These contributions follow an age-weighted formula, based on the following schedule:

CURRENT AGE	COMPANY CONTRIBUTION
Less than age 35	2.0%
35 — 39	2.5%
40 — 44	3.0%
45 — 49	3.5%
50 — 54	4.0%
55 — 59	4.5%
Age 60 or above	5.0%
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mellon Bank, N.A., prior to September 1, 2007 and thereafter Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General-purpose loans are repaid over 12 to 60 months, and primary residence loans are repaid over 12 months up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents. Copies of these documents are available from the Plan Sponsor.
3. Investments
Prior to September 1, 2007, certain of the Plan’s investments were in the Allegheny Master Trust, which had three separately managed institutional investment accounts; the T. Rowe Price Structured Research Common Trust Fund, the Alliance Capital Growth Pool, and the Standish Mellon Fixed Income Fund, which were valued on a unitized basis (collectively, the “Allegheny Master Trust”).

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
On September 1, 2007, as part of a change in the administration of the Plan, including changing the record keeper to Mercer Human Resources from Affiliated Computer Services, Inc., and changing the trustee to Mercer Trust Company from Mellon Bank, N.A., the investment options available to participants under the Plan were changed. Additionally, the Plan liquidated its investment in the Allegheny Master Trust. The Standish Mellon Fixed Income Fund was renamed the Standish Mellon Stable Value Fund.
The Allegheny Master Trust was established for the investment of assets of the Plan, and several other ATI sponsored retirement plans. Each participating retirement plan had an undivided interest in the Allegheny Master Trust. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Allegheny Master Trust. At December 31, 2006, the Plan’s interest in the net assets of the Alliance Capital Growth Pool, the Standish Mellon Fixed Income Fund, and the T. Rowe Price Structured Research Common Trust Fund held within the Allegheny Master Trust was as follows:

Alliance Capital Growth Pool	1.23%
Standish Mellon Fixed Income Fund	0.49%
T. Rowe Price Structured Research Common Trust Fund	0.51%
The composition of the net assets of the Standish Mellon Fixed Income Fund at December 31, 2006 was as follows:

Guaranteed investment contracts:
Principal Life	$1,368,618
New York Life Insurance Company	895,330

2,263,948

Synthetic guaranteed investment contracts:
Monumental Life	60,286,128
Rabobank	53,011,207
Union Bank of Switzerland	39,206,620
Bank of America	28,662,260
State Street Bank	21,292,911
IXIS Financial Products, Inc.	4,030,074

206,489,200

Interest in common collective trusts	24,622,702

Total net assets at fair value	233,375,850
Wrap contracts at fair value	(49,959)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,381,661

Total net assets	$236,707,552

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan retained the Standish Mellon Fixed Income Fund, renamed as the Standish Mellon Stable Value Fund (the Fund), as an investment option in a separate account subsequent to liquidating the Plan’s interest in the Allegheny Master Trust. The investments held by Standish Mellon Stable Value Fund are separately reported in 2007. The Fund invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures. At December 31, 2007, the interest crediting rates Fixed Maturity SICs ranged from 4.30% to 5.32%.
Average yields for all fully-benefit responsive investment contracts for the year ended December 31, 2007 was as follows:

Based on actual earnings	4.72%
Based on interest rate credited to participants	4.57%
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2007.

2007
State Street Global Advisors Target Retirement Income Fund 2020	$601,582
American Funds Growth Fund of America	497,368
MSIF Small Company Growth Fund	475,310
Allegheny Technologies Incorporated Common Stock	439,795
State Street Global Advisors S&P 500 Index Fund	312,360
American Funds Europacific Growth Fund	281,313

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
3. Investments (continued)
The composition of net assets of the Alliance Capital Growth Pool at December 31, 2006 was as follows:

Investment in pooled separate accounts:
Alliance Equity Fund S.A. #4	$34,335,972
Operating payables	(10,572)

Total net assets	$34,325,400

The composition of net assets of the T. Rowe Price Structured Research Common Trust Fund at December 31, 2006 was as follows:

Investment in common collective trusts	$72,210,981
Operating Payables	(34,228)

Total net assets	$72,176,753

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 25, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
5. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant of any vested right.

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products
Notes to Financial Statements (continued)
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2007:

Net assets available for benefits per the financial statements	$4,462,992
Deemed distribution of benefits to participants	(1,568)

Net assets available for benefits per the Form 5500	$4,461,424

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2007.

Benefits paid to participants per the financial statements	$675,416
Add: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2007	1,568

Benefits paid to participants per the Form 5500	$676,984

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Registered investment companies
Alliance Bernstein Small Mid Cap Value Fund	$118,163
American Funds Europacific Growth Fund	281,313
American Funds Growth Fund of America	497,369
MFS Value Fund	36,424
Lord, Abbott Mid Cap Value Fund	38,559
MSIF Small Company Growth Fund	475,310
Western Asset Core Plus Bond Fund	44,729

Total registered investment companies	$1,491,867

Participant loans* (5.00% to 9.25% with mature through 2012)	$285,953

Corporate Common Stock
Allegheny Technologies Incorporated*	$439,795

Common Collective Trusts
Mellon Stable Value Fund	$17,017
SEI Fund	7,590
State Street Global Advisors Target Retirement Income Fund	52,523
State Street Global Advisors Target Retirement Income Fund 2010	214,357
State Street Global Advisors Target Retirement Income Fund 2015	103,840
State Street Global Advisors Target Retirement Income Fund 2020	601,582
State Street Global Advisors Target Retirement Income Fund 2025	26,536
State Street Global Advisors Target Retirement Income Fund 2030	31,592
State Street Global Advisors Target Retirement Income Fund 2035	2,496
State Street Global Advisors Target Retirement Income Fund 2040	11,465
State Street Global Advisors S&P 500 Index Fund	312,360

$1,381,358

Fixed Maturity Synthetic Contracts:
Credit Cards, CCIT 03-A6 A6	$7,269
Rate Redu Bonds, COMED 98-1 A7	2,443
Fannie Mae, FNR 2002-74 LC	3,343
Freddie Mac, FHR 2627 BU	12,327
Freddie Mac, FHR 2640 TL	7,243
Freddie Mac, FHR 2715 ND	7,906
Freddie Mac, FHR 2760 EB	7,307

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Freddie Mac, FHR 2786 PC	3,666
Freddie Mac, FHR 2865 PQ	10,848
Freddie Mac, FHR 2866 XD	10,847
Freddie Mac, FHR 2870 BD	7,324
Freddie Mac, FHR 2888 OW	5,143
GNMA Project Loans, GNR 06-51 A	8,587
Rate Redu Bonds, PSNH 01-1 A2	1,527
Bank of America, N.A. Wrap contract	(113)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	95,667

Rate Redu Bonds, DESF 01-1 A3	1,406
Freddie Mac, FHR 2539 PR	1,402

Rabobank Fixed Maturity Synthetic Contract ATI020101	2,808

Auto, BASAT 06-G1 A4	11,047
CMBS, CD 05-CD1 A2 FX	3,676
Rate Redu Bonds, CNP 05-1 A2	11,128
Freddie Mac, FHR 2631 LB	6,919
Freddie Mac, FHR 2681 PC	11,022
Freddie Mac, FHR 2778 KR	3,633
Freddie Mac, FHR 2981 NB	8,423
CMBS, MLMT 05-CIP1 A2	14,613
CMBS, MLMT 05-CKI1 A2	7,362
State Street Bank Wrap contract	(313)

State Street Bank Fixed Maturity Synthetic Contract 105028	77,510

CMBS, BSCMS 05-T18 A2	5,443
CMBS, BSCMS 99-WF2 A2	8,946
CMBS, BSCMS 03-T12 A2	6,661
CMBS, CASC 98-D7 A1B	8,817
Credit Cards, COMET 03-A4 A4	10,891
Credit Cards, CCCIT, 03-A3 A3	9,175
CMBS, DLJCM 98-CF2 A1B	6,596
Freddie Mac, FHR 2663 ML	12,837
Freddie Mac, FHR 2763 PC	9,636
Freddie Mac, FHR 2921 NV	5,434
Freddie Mac, FHR 2934 OC	7,382
CMBS, HFCMC 99-PH1 A2	6,212
CMBS, JPMCC 05-LDP2 A2	7,241

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Credit Cards, MBNAS 03-A1 A1	9,116
CMBS, MSC 99-CAM1 A4	2,604
Auto, NALT 06-A A4	14,752
Auto, VWALT 06-A A4	5,533
Union Bank of Switzerland Wrap contract	503

Union Bank of Switzerland Fixed Maturity Synthetic Contract 2970	137,779

Total Fixed Maturity Synthetic Contracts	$313,764

Constant Duration Synthetic Contracts:
Barclays Global Investors, 1-3 Year Government Bond Index Fund	$12,851
Barclays Global Investors, Asset-Backed Sec Index Fund	58,125
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	19,858
Barclays Global Investors, Int Term Credit Bond Index Fund	49,370
Barclays Global Investors, Int Term Government Bond Index Fund	15,987
Barclays Global Investors, Long Term Government Bond Index Fund	1,042
Barclays Global Investors, Mortgage-Backed Sec Index Fund	39,794
Monumental Life Ins. Co. Wrap contract	956

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	197,983

Barclays Global Investors, 1-3 Year Government Bond Index Fund	13,045
Barclays Global Investors, Asset-Backed Sec Index Fund	59,000
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	20,158
Barclays Global Investors, Int Term Credit Bond Index Fund	50,113
Barclays Global Investors, Int Term Government Bond Index Fund	16,231
Barclays Global Investors, Long Term Government Bond Index Fund	1,043
Barclays Global Investors, Mortgage-Backed Sec Index Fund	40,393
Rabobank Wrap contract	1,392

Rabobank Constant Duration Synthetic Contract ATI060301	201,375

Barclays Global Investors, 1-3 Year Government Bond Index Fund	6,920
Barclays Global Investors, Asset-Backed Sec Index Fund	31,298
Barclays Global Investors, Comm Mortgage-Backed Sec Fund	10,693
Barclays Global Investors, Int Term Credit Bond Index Fund	26,584
Barclays Global Investors, Int Term Government Bond Index Fund	8,608
Barclays Global Investors, Long Term Government Bond Index Fund	561
Barclays Global Investors, Mortgage-Backed Sec Index Fund	21,439
State Street Bank Wrap contract	499

State Street Bank Constant Duration Synthetic Contract 107073	106,602

TDY Industries, Inc. Profit Sharing Plan for
Certain Employees of Metalworking Products

EIN 25-1792394 Plan 040

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
December 31, 2007

Description	Current Value

Total Constant Duration Synthetic Contracts	$505,960

Interest-bearing cash
Mellon Short-Term Investment Fund	$28,267
Natixis Financial	14,686

$42,953

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

TDY INDUSTRIES, INC. PROFIT SHARING PLAN FOR CERTAIN EMPLOYEES OF METAL WORKING PRODUCTS

Date: June 30, 2008	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)

14